Filing Services Canada

#219, 204 1440 52nd Street NE

Calgary, Alberta T2A 4T8

ph. 403-717-3898 fax. 403-717-3896

June 17, 2002

SEC Headquarters

450 Fifth Street, NW

Washington, DC 20549

RE: Big Cat Mining Corporation

Accession Number 0001137171-02-000089

To Whom It May Concern:

In error I filed the above filing as a 10-12G and it should have been filed as a 10SB-12G. I have re-filed the 10SB-12G for the above mentioned company.

If you have any questions regarding the above matter please do not hesitate to contact the under-signed at 403-717-3898.

Regards,

s/ Fred Gautreau

Fred Gautreau

President